UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

VISTACARE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

         92839Y109

(CUSIP Number)

Michael C. Neus

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, New York 10153

(212) 583-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              January 15, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

Exhibit Index: Page 7

CUSIP No. 92839Y109	Page 2 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		1,151,570
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,151,570
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,570

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

6.83%

14	Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 92839Y109	Page 3 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		1,151,570
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,151,570
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,570

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

6.83%

14	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 92839Y109	Page 4 of 10 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per of VistaCare, Inc., a Delaware corporation (the “Issuer”) acquired by private investment funds managed by Perry Corp. (the “Shares”). The Shares herein were previously reported on a Schedule 13G filed on August 10, 2004, and amendments thereto. The address of the principal executive office of the Issuer is 4800 North Scottsdale Road, Suite 500, Scottsdale, AZ 85251.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides investment management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $20,678,431.04 The Shares may be held in margin accounts established with various brokers by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser.

Item 4.	Purpose of Transaction.

                               The Shares were acquired in the ordinary course of business by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser, and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. This Schedule 13D is being filed as a result of the January 15, 2008 (the “Date of Event”) announcement of a proposed acquisition by a party unrelated to Perry Corp., which if consummated would result in a change in control of the Issuer. Although the proposed acquisition involves a party unrelated to Perry Corp., and although Perry Corp is not otherwise participating in the proposed acquisition announced on the Date of Event, as a result of the announcement, Perry Corp. could be deemed, as of the Date of Event, to hold the Shares with the effect of changing or influencing control of the Issuer. Perry Corp. may engage in communications with respect to the terms and conditions of the proposed acquisition with the Issuer and other stockholders of the Issuer or with other third parties, including the Issuer’s proposed acquirer or its affiliates.

                                Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, Perry Corp. may make additional purchases or sales of the Shares in the future and/or may seek to retain an investment in the Issuer after consummation of the acquisition. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Exhibit B have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

CUSIP No. 92839Y109	Page 5 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the Date of Event, Perry Corp. is the indirect beneficial owner of 1,151,570 Shares, which constitutes 6.83% of the Issuer’s outstanding Shares, based upon 16,867,692 Shares outstanding as of December 4, 2007. Perry Corp. has sole power to vote and sole power to dispose of the 1,151,570 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

(c)        There have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry.

(d)       The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement, dated as of January 17, 2008, by and among Perry Corp. and Richard C. Perry.

Exhibit B – Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C – Power of Attorney, dated June 21, 2005.

CUSIP No. 92839Y109	Page 6 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2008	PERRY CORP.
By:	/s/ Michael Neus*
Name:	Richard C. Perry
Title:	President

Date: January 17, 2008	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP No. 92839Y109	Page 7 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of January 17, 2008, by and among Perry Corp. and Richard C. Perry	8
B.	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)	9
C.	Power of Attorney, dated June 21, 2005	10

CUSIP No. 92839Y109	Page 8 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of VistaCare, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 17, 2008	PERRY CORP.
By:	/s/ Michael Neus*
Name:	Richard C. Perry
Title:	President

Date: January 17, 2008	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP No. 92839Y109	Page 9 of 10 Pages

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Carl Berg	Managing Director
Lance Rosen	Managing Director
Daniel Goldring	Managing Director
Alp Ercil	Managing Director
Matthew Etheridge	Managing Director
Andy Isikoff	Managing Director
Dave Russekoff	Managing Director
Rob Stern	Managing Director
Emma Warson	Managing Director

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP No. 92839Y109	Page 10 of 10 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry

Richard Perry